FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

Proposed Tweets for Exchange Offer

14 December 2015

@nokianetworks

.@Alcatel_Lucent shareholders be part of a next generation leader. Important information http://nokia.ly/newconnectivity $ALU

.@Alcatel_Lucent shareholder? Want to be part of a global tech leader? Exchange your shares now http://nokia.ly/newconnectivity $ALU

.@Alcatel_Lucent shareholders act now & join us to create a new innovation leader. Important info http://nokia.ly/newconnectivity $ALU

.@Alcatel_Lucent shareholders exchange your shares & create a new tech leader. Important info http://nokia.ly/newconnectivity $ALU

Time is running out @Alcatel_Lucent shareholders. Join us & be part of something exciting. Important info http://nokia.ly/newconnectivity $ALU

.@Alcatel_Lucent shareholders exchange your shares & create a global tech leader. Important information http://nokia.ly/newconnectivity $ALU

Join Nokia and become a global leader in the connected Internet of Things. Important information http://nokia.ly/newconnectivity $ALU

#newconnectivity @Alcatel_Lucent shareholders your chance to be part of a global tech leader http://nokia.ly/newconnectivity $ALU

Nokia welcomes opportunity for @Alcatel_Lucent shareholders to exchange their shares. Important info http://nokia.ly/newconnectivity $ALU

Exchange offer gives @Alcatel_Lucent shareholders chance to join with Nokia. Important information http://nokia.ly/newconnectivity $ALU

.@Alcatel_Lucent shareholders can help create a leader in next-gen tech and services. Important info http://nokia.ly/newconnectivity $ALU

We hope @Alcatel_Lucent shareholders will join with Nokia by tendering shares. Important information http://nokia.ly/newconnectivity $ALU

@nokia

.@Alcatel_Lucent shareholder? Exchange your shares now to create a global tech leader. Important info http://nokia.ly/newconnectivity $ALU

Nokia welcomes opportunity for @Alcatel_Lucent shareholders to exchange their shares. Important info http://nokia.ly/newconnectivity $ALU

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

This document contains forward-looking statements that reflect Nokia’s and Alcatel Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics, structure and organization of the combined company; the expected ownership of the combined company by Nokia and Alcatel Lucent shareholders; the expected benefits of the proposed transaction; the target annual run rate cost synergies for the combined group; the expected customer reach of the combined group; the expected financial results of the combined group; the expected timing of closing of the proposed transaction and satisfaction of conditions precedent; the expected benefits of the proposed transaction, including related synergies; the transaction timeline, including the Nokia shareholders’ meeting; the expected governance structure of the combined group and Nokia’s commitment to conducting business in France and China; the planned leadership and organizational structure post-closing of the public exchange offer. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: the ability of Nokia to integrate Alcatel Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-

looking statements made in this document are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Registration Statement on Form F-4 (Registration No. 333- 206365) (the “Registration Statement”), the Schedule TO, the Solicitation / Recommendation Statement on Schedule 14D-9 filed with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse) filed with the Autorité des marchés financiers (the “AMF”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. The tender offer is being made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).